UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Portola Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

737010108

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

1.	Names of Reporting Persons Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power 6,583,568*
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power 6,583,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,583,568*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.8%**
12.	Type of Reporting Person (See instructions) HC

*	See Item 4 of Schedule
**	Based on 55,830,617 shares of Common Stock, par value US$0.001 per share (“Shares”) reported by Portola Pharmaceuticals, Inc. as outstanding as of December 9, 2015, as stated in the issuer’s Prospectus Supplement dated December 3, 2015, and filed with the Securities and Exchange Commission (“SEC”) on December 9, 2015.

Page 3 of 7 Pages

1.	Names of Reporting Persons Fullerton Management Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power 6,583,568*
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power 6,583,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,583,568*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.8%**
12.	Type of Reporting Person (See instructions) HC

*	See Item 4 of Schedule
**	Based on 55,830,617 Shares reported by Portola Pharmaceuticals, Inc. as outstanding as of December 9, 2015, as stated in the issuer’s Prospectus Supplement dated December 3, 2015, and filed with the SEC on December 9, 2015.

Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

Portola Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

270 E. Grand Avenue

South San Francisco, CA 94080

Item 2.

(a)	Name of Person Filing:

(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2)	Fullerton Management Pte Ltd (“FMPL”)

(b)	Address of the Principal Business Office or, if None, Residence:

(1)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(2)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(c)	Citizenship:

(1)	Republic of Singapore

(2)	Republic of Singapore

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

737010108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of 31 December 2015, V-Sciences Investments Pte Ltd (“V-Sciences”) owned 750,000 Shares and Maxwell (Mauritius) Pte Ltd (“Maxwell”) owned 5,833,568 Shares.

V-Sciences is wholly-owned by Temasek Life Sciences Private Limited, which is wholly owned by FMPL. Maxwell is wholly-owned by Cairnhill Investments (Mauritius) Pte Ltd which is wholly owned by FMPL. FMPL is wholly-owned by Temasek Holdings.

Page 5 of 7 Pages

Accordingly, as of December 31, 2015, each of Temasek Holdings and FMPL may be deemed to have beneficially owned the 6,583,568 Shares owned directly by V-Sciences and Maxwell, collectively.

(b)	Percent of class:

As of December 31, 2015, the Shares that may be deemed to have been beneficially owned by Temasek Holdings and FMPL constituted approximately 11.8% of the Shares outstanding.

This percentage calculation is based on 55,830,617 Shares reported by Portola Pharmaceuticals, Inc. as outstanding as of December 9, 2015, as stated in the Issuer’s Prospectus Supplement dated December 3, 2015, and filed with the SEC on December 9, 2015.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

As of December 31, 2015, FMPL: 6,583,568 and Temasek Holdings: 6,583,568

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

As of December 31, 2015, FMPL: 6,583,568 and Temasek Holdings: 6,583,568.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.